News Release                                            MacKenzie Partners, Inc.
                                                        156 Fifth Avenue
                                                        New York, NY  10010
                                                        212 929-5500
                                                        Fax:  212 929-0308

NPF Holding Corporation
c/o Colonnade Capital, L.L.C.
901 East Byrd Street
Suite 1300
Richmond, Virginia  23219


CONTACT:    MacKenzie Partners, Inc.
            Joseph Doherty
            (212) 929-5958


FOR IMMEDIATE RELEASE:

               NPF Holding Corporation Completes Tender Offer For
                        National Picture & Frame Company
               --------------------------------------------------

         RICHMOND, VIRGINIA, October 10, 1997--NPF Holding Corporation, a corporation formed at the direction of Colonnade Capital, L.L.C., announced today that its wholly-owned subsidiary, NPF Acquisition Corporation, has accepted all validly tendered shares of common stock of National Picture & Frame (NASDAQ: NPAF), at a price of $12.00 net per share, in accordance with the terms of its offer.

         NPF Holding stated that, based on a preliminary count, 4,765,257 shares of National Picture's common stock (including 14,793 shares that were subject to guarantees of delivery) had been validly tendered and not withdrawn pursuant to the offer, which expired as scheduled at 5:00 p.m., New York City time, on October 9, 1997, and that all such shares will be purchased in accordance with the terms of the offer. After giving effect to the purchase of the shares tendered, NPF Acquisition will own approximately 95.8% of the presently outstanding shares of common stock of National Picture.

         Pursuant to the terms of the Merger Agreement under which the offer was made, all outstanding shares of National Picture common stock (other than dissenting shares and shares owned by NPF Acquisition) not tendered and purchased in the offer will be acquired at the same price of $12.00 net per share in a second step merger transaction that will be consummated on or about October 16, 1997. Under applicable law, the proposed merger is not subject to the approval of the remaining outstanding stockholders of National Picture.